UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DYNAMICS RESEARCH CORPORATION

(Name of subject company (Issuer))

ENGILITY SOLUTIONS, INC.,

(Offeror) a wholly owned subsidiary of

ENGILITY CORPORATION,

(Offeror) a wholly owned subsidiary of

ENGILITY HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Common Stock, par value $0.10 per share (including the associated Series B Preferred Stock Purchase Rights)	268057106
(Title of classes of securities)	(CUSIP number of common stock)

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$120,729,979	$15,550

(1)	The transaction value was calculated by adding the sum of (i) 10,393,640 outstanding shares of common stock, par value $0.10 per share, of Dynamics Research Corporation (“Shares”) multiplied by the offer price of $11.50 per share; and (ii) 104,619 Shares subject to outstanding restricted stock awards multiplied by the offer price of $11.50 per share. The calculation of the filing fee is based on information provided by Dynamics Research Corporation as of December 19, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Engility Holdings, Inc. (“Holdings”), a Delaware corporation, Engility Corporation, a Delaware corporation (“Engility”), which is a direct wholly owned subsidiary of Holdings, and Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), which is a direct wholly owned subsidiary of Engility. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share (the “Offer Price”) in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dynamics Research Corporation, a Massachusetts corporation. DRC’s principal executive offices are located at Two Tech Drive, Andover, Massachusetts. DRC’s telephone number is (978) 289-1500.

(b) This Schedule TO relates to the Shares. DRC has represented in the Agreement and Plan of Merger dated as of December 20, 2013, by and among Engility, Purchaser and DRC that as of December 19, 2013, there were (i) 10,393,640 Shares issued and outstanding, (ii) 104,619 Shares subject to outstanding restricted stock awards and (iii) 70,500 Shares issuable pursuant to outstanding stock options. However, since all outstanding Options have an exercise price below the Offer Price, all Options will be terminated for no consideration upon the consummation of the Merger (as defined in the Offer to Purchase). The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) and (c). This Schedule TO is filed by Holdings, Purchaser and Engility. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Engility and Holdings” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b). The information set forth in “Summary Term Sheet,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Engility and Holdings,” “Background of Offer; Past Contacts or Negotiations with DRC,” “Purpose of the Offer; The Merger; Plans for DRC” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Engility, Purchaser, Holdings or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and

DRC or any of its affiliates, on the other hand, concerning a merger, consolidation, acquisition, a tender offer or other acquisition of securities of DRC, an election of directors of DRC or sale or transfer of a material amount of assets of DRC.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7). The information set forth in “Summary Term Sheet,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for DRC,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d). The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Engility and Holdings” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with DRC,” “Purpose of the Offer; The Merger; Plans for DRC” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1). The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Engility and Holdings,” “Background of Offer; Past Contacts or Negotiations with DRC,” “Purpose of the Offer; The Merger; Plans for DRC” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3). The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for DRC,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4). The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5). None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 30, 2013.

(a)(5)(A)	Joint Press Release issued by Engility Holdings, Inc. and Dynamics Research Corporation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(B)	Slide Presentation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(C)	Transcript of Investor Conference Call held by Engility Holdings, Inc. on December 23, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(D)	Letter to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(E)	FAQs to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(F)	Press Release issued by Engility Holdings, Inc., dated December 30, 2013.

(b)(1)	Credit Agreement, dated as of August 9, 2013, among Engility Holdings, Inc., Engility Corporation, each of the several lenders from time to time party thereto and Bank of America, N.A. (as administrative agent, swing line lender and letter of credit issuer) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on August 12, 2013).

(b)(2)	Commitment Letter, dated as of December 22, 2013, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Engility Holdings, Inc. and Engility Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among Engility Corporation, Engility Solutions, Inc. and Dynamics Research Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(2)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(3)	Confidentiality Agreement, dated as of October 4, 2013, by and between Engility Holdings, Inc. and Dynamics Research Corporation.

(d)(4)	First Addendum to Confidentiality Agreement, dated as of November 21, 2013, by and between Engility Holdings, Inc. and Dynamics Research Corporation.

(d)(5)	Consulting Agreement, dated as of December 20, 2013, by and between Engility Corporation and James P. Regan.

(g)	None.

(h)	None.

*	Included in mailing to shareholders.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ENGILITY HOLDINGS, INC.

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY CORPORATION

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY SOLUTIONS, INC.

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Secretary

Dated: December 30, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 30, 2013.

(a)(5)(A)	Joint Press Release issued by Engility Holdings, Inc. and Dynamics Research Corporation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(B)	Slide Presentation, dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(C)	Transcript of Investor Conference Call held by Engility Holdings, Inc. on December 23, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(D)	Letter to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(E)	FAQs to Engility Holdings, Inc. Employees, dated December 23, 2013 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Engility Holdings, Inc. on December 23, 2013).

(a)(5)(F)	Press Release issued by Engility Holdings, Inc., dated December 30, 2013.

(b)(1)	Credit Agreement, dated as of August 9, 2013, among Engility Holdings, Inc., Engility Corporation, each of the several lenders from time to time party thereto and Bank of America, N.A. (as administrative agent, swing line lender and letter of credit issuer) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on August 12, 2013).

(b)(2)	Commitment Letter, dated as of December 22, 2013, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Engility Holdings, Inc. and Engility Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among Engility Corporation, Engility Solutions, Inc. and Dynamics Research Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(2)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

(d)(3)	Confidentiality Agreement, dated as of October 4, 2013, by and between Engility Holdings, Inc. and Dynamics Research Corporation.

(d)(4)	First Addendum to Confidentiality Agreement, dated as of November 21, 2013, by and between Engility Holdings, Inc. and Dynamics Research Corporation.

(d)(5)	Consulting Agreement, dated as of December 20, 2013, by and between Engility Corporation and James P. Regan.

(g)	None.

(h)	None.

*	Included in mailing to shareholders.